Exhibit 10.1

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-89832) of our report dated March 30, 2004, with respect to the consolidated financial statements of Matav Cable Systems Media Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.

Tel-Aviv, Israel June 30, 2004	/s/ Kost Forer Gabbay & Kasierer —————————————— KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-89832) of our report dated March 13, 2002, relating to the consolidated financial statements of Matav – Cable Systems Media Ltd. for the year ended December 31, 2001, included in this Annual Report on Form 20-F of Matav – Cable Systems Media Ltd.

Tel Aviv, Israel June 30, 2004	/s/ Kesselman & Kesselman Kesselman & Kesselman Certified Public Accountants (Isr.)